Exhibit 107

Calculation of Filing Fee Tables

SC TO-T
(Form Type)

Theseus Pharmaceuticals, Inc.
(Name of Subject Company – Issuer)

Concentra Merger Sub II, Inc.
(Names of Filing Persons — Offeror)

Concentra Biosciences, LLC
(Names of Filing Persons — Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$178,150,196.28	0.00014760	$26,294.97
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$178,150,196.28
Total Fees Due for Filing			$26,294.97
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$26,294.97

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was estimated by multiplying (i) 44,649,172 issued and outstanding shares of common stock of Theseus Pharmaceuticals, Inc. (“Theseus”) to be acquired by Concentra Merger Sub II, Inc., par value $0.0001 per share (the “Shares”), which is based on information provided by Theseus as of January 8, 2024; and (ii) $3.99, the average of the high and low sales prices per Share on January 3, 2024, as reported by the Nasdaq Stock Market LLC (which, for the purposes of calculating the filing fee only, shall be deemed to be the Reference Price).

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued on August 25, 2023, by multiplying the transaction valuation by 0.00014760.